UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

CORNERSTONE ONDEMAND, INC.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

21925Y103

(CUSIP Number)

Andrew J. Schader, Esq.

Silver Lake

55 Hudson Yards

550 West 34th Street, 40th Floor

New York, NY 10001

(212) 981-5600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:

Daniel N. Webb, Esq.

Simpson Thacher & Bartlett LLP

2475 Hanover Street

Palo Alto, California 94304

(650) 251-5000

August 5, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP NO. 21925Y103

1.	Names of Reporting Persons. SLA CM Chicago Holdings, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,196,232
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,196,232

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,196,232
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.2%
14.	Type of Reporting Person (See Instructions) PN

CUSIP NO. 21925Y103

1.	Names of Reporting Persons. SLA CM GP, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,196,232
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,196,232

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,196,232
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.2%
14.	Type of Reporting Person (See Instructions) OO

CUSIP NO. 21925Y103

1.	Names of Reporting Persons. SL Alpine Aggregator GP, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,196,232
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,196,232

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,196,232
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.2%
14.	Type of Reporting Person (See Instructions) OO

CUSIP NO. 21925Y103

1.	Names of Reporting Persons. Silver Lake Alpine Associates, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,196,232
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,196,232

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,196,232
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.2%
14.	Type of Reporting Person (See Instructions) PN

CUSIP NO. 21925Y103

1.	Names of Reporting Persons. SLAA (GP), L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,196,232
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,196,232

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,196,232
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.2%
14.	Type of Reporting Person (See Instructions) OO

CUSIP NO. 21925Y103

1.	Names of Reporting Persons. SLA Chicago Co-Invest II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,803,760
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,803,760

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,803,760
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.6%
14.	Type of Reporting Person (See Instructions) PN

CUSIP NO. 21925Y103

1.	Names of Reporting Persons. SLA Co-Invest, GP, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,803,760
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,803,760

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,803,760
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.6%
14.	Type of Reporting Person (See Instructions) OO

CUSIP NO. 21925Y103

1.	Names of Reporting Persons. Silver Lake Group, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 6,999,992
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 6,999,992

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,999,992
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒*
13.	Percent of Class Represented by Amount in Row (11) 9.5%
14.	Type of Reporting Person (See Instructions) OO

*

Not included above are shares of Common Stock and restricted stock units granted to Mr. Joseph Osnoss pursuant to the Issuer’s non-employee director compensation arrangements, which are held by Mr. Osnoss for the benefit of certain affiliates of Silver Lake Group, L.L.C. See Item 6 of this Amendment No. 3 to this Schedule 13D.

CUSIP NO. 21925Y103

EXPLANATORY NOTE

This Amendment No. 3 (the “Amendment”) amends the statement on Schedule 13D originally filed by certain of the Reporting Persons (as defined below) on December 18, 2017, as amended by Amendment No. 1 filed on November 1, 2019 and Amendment No. 2 filed on February 26, 2020 (as amended, the “Schedule 13D”) relating to the common stock, par value $0.0001 per share (the “Common Stock”) of Cornerstone OnDemand, Inc., a Delaware corporation (the “Issuer”) which may be deemed to be beneficially owned by certain of the Reporting Persons by virtue of their direct and indirect beneficial ownership of 5.75% Convertible Senior Notes due 2021 of the Issuer (“Notes”).

The Items below amend the information disclosed under the corresponding Items of the Schedule 13D as described below. Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not defined herein shall have the meanings attributed to them in the Schedule 13D.

Item 2.	Identity and Background

Item 2 of the Schedule 13D is hereby amended and supplemented as follows:

The information set forth in amended and restated Annex A hereto is incorporated by reference in this amended Item 2.

Item 4.	Purpose of the Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

The information set forth in Item 6 to this Amendment is incorporated by reference in its entirety into this Item 4.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated as follows:

The information contained in rows 7, 8, 9, 10, 11 and 13 on each of the cover pages of this Amendment and the information set forth or incorporated in Items 2, 3 and 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 5.

(a) – (b) By virtue of the relationships among the Reporting Persons described herein, the Reporting Persons may be deemed to constitute a group within the meaning of Section 13(d)(5) of the rules and regulations promulgated by the Securities and Exchange Commission (the “Commission”) pursuant to the Securities Exchange Act of 1934 (the “Exchange Act”). As such, pursuant to Rule 13d-3 under the Exchange Act, the Reporting Persons may be deemed to beneficially own an aggregate of 6,999,992 shares of Common Stock of the Issuer, which includes 5,196,232 shares of Common Stock which would be received upon conversion of Notes held by SLA Chicago and 1,803,760 shares of Common Stock which would be received upon conversion of Notes held by Co-Invest, representing in the aggregate approximately 9.6% of the issued and outstanding shares of Common Stock of the Issuer.

The percentages of beneficial ownership in this Schedule 13D are based on (i) the conversion by the Reporting Persons of $294,000,000 in aggregate principal amount of Notes into 6,999,992 shares of Common Stock as of the date of filing, based on the conversion rate of 23.8095 shares of Common Stock, and cash in lieu of fractional shares of Common Stock, per $1,000 principal amount of the Notes, which rate is subject to certain anti-dilution adjustments, and (ii) 66,754,079 shares of Common Stock outstanding as of July 30, 2021, as represented by the Issuer in the Merger Agreement (as defined below).

Information with respect to the beneficial ownership of Common Stock by the individuals listed in Annex A is set forth in Annex A attached hereto and incorporated herein by reference in response to this Item 5.

The beneficial ownership numbers reported herein do not include any shares of Common Stock and restricted stock units awarded to Mr. Osnoss as director compensation which compensation is held for the benefit of Silver Lake and/or certain of their affiliates or certain of the funds they manage and the Reporting Persons disclaim beneficial ownership over such securities.

The Reporting Persons expressly disclaim beneficial ownership over any shares of Common Stock that are owned or may be deemed to be beneficially owned by the other parties to the Support Agreements (as defined below) and expressly disclaim membership in any group for purposes of Section 13(d) of the Exchange Act, other than as described above.

(c) None of the Reporting Persons have effected any transaction in the Issuer’s Common Stock during the past 60 days.

(d) No one other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the securities of the Issuer reported on this Schedule 13D.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

Merger Agreement

On August 5, 2021, the Issuer entered into an Agreement and Plan of Merger with Sunshine Software Holdings, Inc., a Delaware corporation and affiliate of Clearlake Capital Group, L.P. (“Parent”) and Sunshine Software Merger Sub, Inc., an indirect and wholly owned subsidiary of Parent (“Merger Sub” and such agreement, the “Merger Agreement”), pursuant to which, among other things and subject to the terms and conditions set forth therein, Merger Sub will merge with and into the Issuer (the “Merger”), with the Issuer continuing as the surviving corporation and an indirect wholly-owned subsidiary of Parent. The Merger Agreement provides that, at the effective time of the Merger and subject to the terms thereof, each share of common stock, par value $0.0001 per share, of the Issuer (“Common Stock”) outstanding at the time will be converted into the right to receive $57.50 per share in cash, without interest and subject to any required tax withholding. The Merger Agreement and the Merger were unanimously approved by the Issuer’s board of directors, who has resolved to recommend to the shareholders of Common Stock to adopt the Merger Agreement and approve the Merger. The Issuer has agreed to hold a special meeting of its shareholders to obtain the necessary approval of shareholders of Common Stock. If the Merger is consummated, the Issuer will become a privately held company and the Issuer’s Common Stock will become delisted from the Nasdaq Stock Market. The closing of the Merger is subject to the approval of the shareholders of Common Stock as well as customary government approvals and closing conditions.

Support Agreements

On August 5, 2021, (i) SLA Chicago, Parent, Merger Sub and the Issuer entered into a Support Agreement (the “SLA Chicago Support Agreement”) and (ii) Co-Invest, Parent, Merger Sub and the Issuer entered into a Support Agreement (the “Co-Invest Support Agreement”, and together with the SLA Chicago Support Agreement, the “Support Agreements”). The Support Agreements contemplate, among other things, that each of SLA Chicago and Co-Invest (x) will not, subject to certain limited exceptions, (I) sell, assign, pledge, encumber or otherwise transfer or (II) convert into Common Stock their respective 5.75% Convertible Senior Notes due 2023 issued by the Issuer (“Convertible Notes”) and (y) will support certain amendments to the indenture governing such Convertible Notes to facilitate the consummation of the Merger and the financing relating thereto, in exchange for cash consideration in respect of the automatic conversion or the repurchase by the Issuer of the Convertible Notes in connection with the closing of the Merger. Each of SLA Chicago and Co-Invest also agreed in the Support Agreements, subject to the terms thereof, not to acquire beneficial ownership of any voting equity securities of the Issuer from the date of the Support Agreements until the earlier of the termination of the Merger Agreement and the effective time of the Merger (such period, the “Restricted Period”), and not to deposit the Convertible Notes into a voting trust, grant any proxy with respect to the Convertible Notes (subject, in the case of the SLA Chicago Support Agreement, to limited exceptions) or enter into any tender, voting or other similar agreement (other than the Support Agreements) with respect to the Convertible Notes during the Restricted Period.

Each Support Agreement will terminate, among other reasons, upon the earliest to occur of (i) the later of the effective time of the Merger and the performance of all parties’ obligations under such Support Agreement, (ii) certain types of amendments to the Merger Agreement and (iii) the termination of the Merger Agreement.

The foregoing description of each of the Merger Agreement and the Support Agreements does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement and the Support Agreements, each of which is filed as an exhibit to this Schedule 13D and is incorporated herein by reference.

Non-Employee Director Compensation

Directors affiliated with Silver Lake are entitled to earn director compensation pursuant to the Issuer’s standard director compensation arrangements, which compensation is held for the benefit of Silver Lake and/or certain of their affiliates or certain of the funds they manage. Mr. Joseph Osnoss, a Managing Director at SLG, has served as a director of the Issuer since Silver Lake’s acquisition of the Notes and has been awarded an aggregate of 30,360 restricted stock units, of which 25,293 are vested and 5,067 will vest on the earlier of June 8, 2022 and the 2022 annual meeting of shareholders of the Issuer, provided that Mr. Osnoss continues as a director through each such date. The beneficial ownership numbers reported herein do not include any shares of Common Stock and restricted stock units awarded to Mr. Osnoss as director compensation and the Reporting Persons disclaim beneficial ownership over such securities.

Item 7.	Material to Be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

I.

Agreement and Plan of Merger, dated August 5, 2021, among Cornerstone OnDemand, Inc., Sunshine Software Holdings, Inc. and Sunshine Software Merger Sub, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on August 6, 2021).

J.

Support Agreement, dated August 5, 2021, by and among Sunshine Software Holdings, Inc., Sunshine Software Merger Sub, Inc., SLA CM Chicago Holdings, L.P. and Cornerstone OnDemand, Inc. (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by the Issuer with the SEC on August 6, 2021)

K.

Support Agreement, dated August 5, 2021, by and among Sunshine Software Holdings, Inc., Sunshine Software Merger Sub, Inc., SLA Chicago Co-Invest II, L.P. and Cornerstone OnDemand, Inc. (incorporated by reference to Exhibit 10.5 to the Current Report on Form 8-K filed by the Issuer with the SEC on August 6, 2021)

Signatures

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: August 9, 2021

SLA CM Chicago Holdings, L.P.

By:	SLA CM GP, L.L.C. its general partner

By:	/s/ Andrew J. Schader
Name: Andrew J. Schader
Title: Managing Director

SLA CM GP, L.L.C.

By:	/s/ Andrew J. Schader
Name: Andrew J. Schader
Title: Managing Director

SL Alpine Aggregator GP, L.L.C.

By:	Silver Lake Alpine Associates, L.P., its managing member
By:	SLAA (GP), L.L.C., its general partner
By:	Silver Lake Group, L.L.C., its managing member

By:	/s/ Andrew J. Schader
Name: Andrew J. Schader
Title: Managing Director and General Counsel

Silver Lake Alpine Associates, L.P.

By:	SLAA (GP), L.L.C., its general partner
By:	Silver Lake Group, L.L.C., its managing member

By:	/s/ Andrew J. Schader
Name: Andrew J. Schader
Title: Managing Director and General Counsel

SLAA (GP), L.L.C.

By:	Silver Lake Group, L.L.C., its managing member

By:	/s/ Andrew J. Schader
Name: Andrew J. Schader
Title: Managing Director and General Counsel

SLA Chicago Co-Invest II, L.P.

By:	SLA Co-Invest, GP, L.L.C., its general partner
By:	Silver Lake Group, L.L.C., its managing member

By:	/s/ Andrew J. Schader
Name: Andrew J. Schader
Title: Managing Director and General Counsel

SLA Co-Invest, GP, L.L.C.

By:	Silver Lake Group, L.L.C., its managing member

By:	/s/ Andrew J. Schader
Name: Andrew J. Schader
Title: Managing Director and General Counsel

Silver Lake Group, L.L.C.

By:	/s/ Andrew J. Schader
Name: Andrew J. Schader
Title: Managing Director and General Counsel

Annex A

Annex A is hereby amended and restated as follows:

The following sets forth the name and principal occupation of each of the managing members of Silver Lake Group, L.L.C. Each of such persons is a citizen of the United States.

Name	Business Address	Principal Occupation
Egon Durban	c/o Silver Lake 2775 Sand Hill Road, Suite 100 Menlo Park, California 94025	Co-CEO and Managing Member of Silver Lake Group, L.L.C.

Kenneth Hao	c/o Silver Lake 2775 Sand Hill Road, Suite 100 Menlo Park, California 94025	Chairman and Managing Member of Silver Lake Group, L.L.C.

Gregory Mondre	c/o Silver Lake 2775 Sand Hill Road, Suite 100 Menlo Park, California 94025	Co-CEO and Managing Member of Silver Lake Group, L.L.C.

Joseph Osnoss	c/o Silver Lake 55 Hudson Yards 550 West 34th Street, 40th Floor New York, NY 10001	Managing Partner and Managing Member of Silver Lake Group, L.L.C.

None of the persons listed above beneficially owns any shares of Common Stock, other than pursuant to the Issuer’s standard director compensation arrangements, which compensation is held for the benefit of Silver Lake and/or certain of their affiliates or certain of the funds they manage. Mr. Joseph Osnoss has been awarded an aggregate of 30,360 restricted stock units, of which 25,293 are vested and 5,067 will vest on the earlier of June 8, 2022 and the 2022 annual meeting of shareholders of the Issuer, provided that Mr. Osnoss continues as a director through each such date.